04045420

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

October 5, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

RECEIVED
2004 OCT -8 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd. Submission of Information Required Under Rule 12g3 -2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   (i) Semi-Annual Securities Report dated September 30, 2004. (in Japanese).

2. Distribution to Shareholders
   (i) Notice of Convocation of the Extraordinary General Shareholders' Meeting dated October 20, 2004.(originally in Japanese.) Attached you will find the English translation version.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 10/8

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Koji Kobayashi
Vice President
Treasury Department

(translation)

October 1, 2004

To All Shareholders

Tomoyuki Moriizumi
Representative Director and President
Jupiter Telecommunications Co., Ltd.
1-30, Shiba Daimon 1-chome,
Minato-ku, Tokyo

<u>Notice of Convocation of Extraordinary General Shareholders' Meeting</u>

Dear Sir or Madam,

We are pleased to invite you to attend the Extraordinary General Shareholders' Meeting, which will be held as indicated below. Should you be unable to attend this meeting, you can exercise your voting rights in writing.

In such case, please review the attached reference materials, and return the enclosed Form of Exercise of Voting Rights to us, after indicating whether or not you agree or disagree the Proposal and affixing your seal or signature, by no later than the day immediately preceding the date of the Extraordinary General Shareholders' Meeting, mentioned below.

1. Date: October 20 (Wednesday), 2004 at 9:15 a.m.
2. Place: Conference room at our head office, located at 1-30, Shiba Daimon 1-chome, Minato-ku, Tokyo
3. Agenda:

   Matters to be resolved:

   First Proposal Election of one Director.

< End >

Note: Please submit the enclosed Form of Exercise of Voting Rights to reception if you attend the shareholders' meeting in person. Thank you.

(*translation*)

Form of Exercise of Voting Rights

To: Jupiter Telecommunications Co., Ltd.

Number of Voting Rights: ________

I hereby exercise my voting rights with respect to the proposal to be resolved at an extraordinary general meeting of shareholders of Jupiter Telecommunications Co., Ltd. to be held on October 20, 2004 as follows (by circling Yes or No). In the event the shareholders meeting is continued or delayed, I will exercise my voting rights as indicated.

__________, 2004

Shareholder Address:

Name:

[*Seal or Signature*]

Proposal	Vote on Proposal	
First Proposal	Yes	No

(Note): If neither Yes nor No are indicated, we shall treat such as an indication of yes.

Jupiter Telecommunications Co., Ltd.

Reference Materials Regarding Exercise of Voting Rights

1. **Number of Shares Owned by Shareholders Having Voting Rights**
5,146,074

2. **The Outline of Agenda**

First Proposal **Election of one Director**

The Candidate for Director is as follows:

The Career summary of the candidate of Director.

Name Date of Birth	Status at other companies	Stake in the Company
Shunzo YAMAGUCHI September 4, 1946	•April 1970 Joined Sumitomo Corporation •June 1994 Assistant to General Manager, Cable TV & Satellite Department, Media Division, Sumitomo Corporation •March 1995 Cable TV & Satellite Department, Media Division, Sumitomo Corporation Seconded Jupiter Telecommunications Co., Ltd. •November 1997 Vice President, Engineering Department, Jupiter Telecommunications Co., Ltd. •April 1998 Vice President, Network Technology Department, Jupiter Telecommunications Co., Ltd. •December 2000 Senior Vice President, Engineering Departments, Jupiter Telecommunications Co., Ltd. •April 2004 Senior Vice President, Engineering Departments and AIT & Billing Department Up until this Meeting	None